UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
(Rule 14d-101)

(Amendment No. 3)

Solicitation/Recommendation Statement
Under Section 14(d)(4) of the Securities Exchange Act of 1934

Care.com, Inc.
(Name of Subject Company)

Care.com, Inc.
(Name of Person Filing Statement)

Common Stock, $0.001 par value per share (“Common Stock”)
Series A Convertible Preferred Stock, $0.001 par value per share (“Preferred Stock”)
(Title of Class of Securities)

141633107 (Common Stock)

None (Preferred Stock)
(CUSIP Number of Class of Securities)

Melanie Goins

General Counsel and Corporate Secretary
Care.com, Inc.
77 Fourth Avenue, Fifth Floor
Waltham, MA 02451
(781) 642-5900
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on
Behalf of the Person Filing Statement)

With copies to:

John H. Chory

Bradley C. Faris

Susan L. Mazur
Latham & Watkins LLP
200 Clarendon Street, 27th Floor
Boston, MA 02116
(617) 880-4500

☐            Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 3 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended or supplemented from time to time, this “Schedule 14D-9”) filed by Care.com, Inc., a Delaware corporation, with the Securities and Exchange Commission on January 13, 2020, relating to the tender offer (the “Offer”) by Buzz Merger Sub Inc., a Delaware corporation and a wholly-owned subsidiary of IAC/InterActiveCorp, a Delaware corporation, to purchase (i) all of the outstanding Common Shares at a purchase price of $15.00 per Common Share and (ii) all of the outstanding Preferred Shares at (x) 150% of the Liquidation Preference per share, as specified in the Certificate of Designations for the Preferred Shares (the “Certificate of Designations”), plus (y) Accrued and Unpaid Dividends payable in respect of such Preferred Shares, as specified in the Certificate of Designations, in the case of clauses (x) and (y), calculated as of and including the expiration date for the Offer, pursuant to the terms of the Certificate of Designations, in each case, net to the holder in cash, without interest, less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated January 13, 2020, and in the related Letter of Transmittal, each of which may be amended or supplemented from time to time.

Except to the extent specifically provided in this Amendment, the information set forth in this Schedule 14D-9 remains unchanged. Capitalized terms used, but not otherwise defined, in this Amendment shall have the meanings ascribed to them in this Schedule 14D-9. This Amendment is being filed to reflect certain updates as reflected below.

Item 3.         Past Contacts, Transactions, Negotiations and Agreements.

Item 3 of this Schedule 14D-9 is hereby amended and supplemented by adding a new heading and new paragraphs under the heading “Arrangements between Care.com and its Executive Officers and Directors—Severance Arrangements with Executive Officers—Marcelo Transition Agreement and Executive Severance Agreement” on page 7 and before the heading “Arrangements between Care.com and its Executive Officers and Directors—Severance Arrangements with Executive Officers— Executive Severance Agreements—Krupinski, Goins and Goss” on page 8 as follows:

“Marcelo Letter Agreement

On February 3, 2020, Ms. Marcelo, the Company and IAC entered into a letter agreement (the “Marcelo Letter Agreement”) whereby, among other things, Ms. Marcelo, the Company and IAC acknowledged and agreed that (i) the transition agreement between the Company and Ms. Marcelo is terminated and of no continuing force or effect; (ii) Ms. Marcelo will resign as President and Chief Executive Officer of the Company and her employment will terminate effective as of the closing of the Merger, that Ms. Marcelo’s resignation and termination will constitute a qualifying termination under Ms. Marcelo’s executive severance agreement with the Company and that, subject to Ms. Marcelo’s execution and non-revocation of a release of claims in favor of Care.com and its affiliates, Ms. Marcelo will be entitled to receive the severance payments and benefits set forth in her executive severance agreement with the Company, payable in accordance with the schedule that was provided under the transition agreement between the Company and Ms. Marcelo prior to its termination; and (iii) the Company will pay the reasonable legal fees (not to exceed $25,000) of Ms. Marcelo’s counsel with respect to their help in preparing the Marcelo Letter Agreement. The Marcelo Letter Agreement will be null and void if the closing of the Merger does not occur.

The foregoing description does not purport to be complete and is qualified in its entirety by reference to the text of the Marcelo Letter Agreement, which is filed as Exhibit (e)(13) to this Schedule 14D-9 and is incorporated herein by reference.”

Item 3 of this Schedule 14D-9 is hereby amended and supplemented by adding a new heading and paragraph under the heading “Arrangements between Care.com and its Executive Officers and Directors—Indemnification of Directors and Officers; Insurance” on page 13 as follows:

“Grants to The Care Institute and the Yale School of Management Fund for Social Entrepreneurship

On February 3, 2020, the Care.com Board approved a grant in the amount of $500,000 to The Care Institute and a grant in the amount of $255,000 to the Yale School of Management (“Yale SOM”) Fund for Social Entrepreneurship, each of which is expected to be made immediately prior to the closing of the Merger. Ms. Marcelo is Chairwoman of the board of directors of The Care Institute and has endowed the Marcelo lectureship on Social Entrepreneurship at Yale SOM. The Care.com Board believes these grants align with the Company’s mission of working to improve access to quality care, creating economic growth opportunities for care workers, increasing overall female participation in the workforce, and inspiring a new generation of social entrepreneurs, consistent with Ms. Marcelo’s vision as the Founder of the Company.”

Item 4.         The Solicitation or Recommendation.

Item 4 of this Schedule 14D-9 is hereby amended and supplemented by adding the underlined text to the second paragraph under the heading “Opinion of Care.com’s Financial Advisor—Discounted Equity Value Analysis” on page 38 as follows:

“Using the Management Baseline Projections, Morgan Stanley calculated ranges of implied equity values per Common Share as of December 31, 2019. To calculate the discounted equity value per Common Share, Morgan Stanley used the next twelve months (“NTM”) Adj. EBITDA as of December 31, 2020 and December 31, 2021 (as provided in the Management Baseline Projections). Morgan Stanley calculated the future equity value per Common Share at the end of calendar years 2020 and 2021 by applying an Adjusted EBITDA multiple range of 11.0x to 13.0x (which Morgan Stanley selected based on the application of Morgan Stanley’s professional judgment and experience) to Care.com’s NTM Adj. EBITDA as of December 31, 2020 and December 31, 2021 (as provided in the Management Baseline Projections), respectively, in order to reach a future implied aggregate value, and then added projected cash and cash equivalents of $155 million and $183 million as of December 31, 2020 and December 31, 2021, and subtracted contingent acquisition consideration and the face value, including accrued payment-in-kind interest, of the Preferred Shares to the extent such Preferred Shares were not in-the-money as of December 31, 2020 and December 31, 2021, respectively, as well as the cumulative impact of stock based compensation from November 30, 2019 to December 31, 2020 and December 31, 2021, respectively, to reach a future implied equity value, which was then divided by Care.com’s fully diluted share count as of December 31, 2020 and December 31, 2021, respectively, including Common Shares issuable upon the conversion of Preferred Shares, including accrued payment-in-kind interest to December 31, 2020 and December 31, 2021, as appropriate, assuming such Preferred Shares were in-the-money as of December 31, 2020 and December 31, 2021, as appropriate, as determined under the treasury stock method, which was based on the outstanding basic shares and dilutive securities schedule provided to Morgan Stanley by Care.com as of November 30, 2019 (the latest basic share count and dilutive securities schedule provided to IAC prior to submission of its final proposal). Morgan Stanley then discounted the resulting implied future equity value per share at a discount rate equal to Care.com’s assumed mid-point cost of equity of 11.5%. The cost of equity was selected based on the application of Morgan Stanley’s professional judgment and experience and the Capital Asset Pricing Model, which requires certain company-specific inputs, including a beta, as well as certain financial metrics for the U.S. financial markets generally, including a risk-free rate and market risk premium, with the market data used to calculate the estimated cost of equity based on market data as of December 18, 2019. Based on these calculations, this analysis indicated a range of implied equity values for the Common Shares, rounded to the nearest $0.25, of $8.75 to $10.50 per share.”

Item 4 of this Schedule 14D-9 is hereby amended and supplemented by adding the underlined text to the third paragraph under the heading “Opinion of Care.com’s Financial Advisor—Discounted Cash Flow Analysis” on page 39 as follows:

“Morgan Stanley calculated the unlevered free cash flows that Care.com was forecasted to generate as contained in the Management Baseline Projections for 2020 through 2024, as well as top-line extrapolations of such financial forecasts for 2025 through 2029, including the cash flow impact from Care.com’s utilization of net operating losses for such periods, as provided by Care.com’s management. Morgan Stanley also calculated a range of terminal values for Care.com at December 31, 2029 by applying a perpetual growth rate ranging from 2.0% to 4.0% to the normalized unlevered free cash flows of Care.com for calendar year 2029. Morgan Stanley selected this perpetual growth rate range based on the application of Morgan Stanley’s professional judgment and experience. The unlevered free cash flows, (other than the tax savings from net operating loss utilization) and the range of terminal values were then discounted to present values at December 31, 2019 using a range of discount rates from

10.5% to 12.5%, which range of discount rates was selected, upon the application of Morgan Stanley’s professional judgment and experience, to reflect Care.com’s estimated weighted average cost of capital and the tax savings from net operating loss utilization were discounted to present values at December 31, 2019 using a range of discount rates from 10.5% to 12.5%, which range of discount rates was selected, upon the application of Morgan Stanley’s professional judgment and experience, to reflect Care.com’s estimated cost of equity. Care.com’s estimated weighted average cost of capital and Care.com’s estimated cost of equity were selected by Morgan Stanley based on its professional judgment and experience and application of the capital asset pricing model, which requires certain company-specific inputs, including target capital structure weightings, the cost of long-term debt, future applicable marginal cash tax rate and a beta, as well as certain financial metrics for the U.S. financial markets generally, including a risk-free rate and market risk premium. The market data used to calculate the estimated weighted average cost of capital and the estimated cost of equity was based on market data as of December 18, 2019.”

Item 4 of this Schedule 14D-9 is hereby amended and supplemented by adding the underlined text to the paragraph under the heading “Opinion of Care.com’s Financial Advisor—Other Information—Illustrative Leveraged Buyout Analysis” on page 41 as follows:

“For reference only, and not as a component of its fairness analysis, Morgan Stanley performed a hypothetical leveraged buyout analysis to determine the prices at which a financial sponsor might affect a leveraged buyout of Care.com under current market conditions. Morgan Stanley based its analysis on the Management Baseline Projections. Morgan Stanley assumed a transaction date of December 31, 2019 and a five-year investment period ending December 31, 2024. Morgan Stanley also made certain other assumptions, including (i) a multiple of 5.0x of total debt to Care.com LTM Adj. EBITDA of $22 million based on prevailing credit market conditions as of the time of the analysis, (ii) debt financing and transaction expenses based on prevailing market terms at the time of the analysis (including an interest rate of 12.5%), (iii) a range from 12.0x to 18.0x of AV/LTM Adj. EBITDA exit multiples based on the results of the precedent transactions analysis described above, and (iv) a target range of annualized internal rates of return for the financial sponsor of 15% to 25% based on Morgan Stanley’s knowledge of the expected minimum return requirements of likely financial sponsors. Morgan Stanley selected the leverage multiple, financing terms, exit multiple and target internal rate of return based upon the application of its professional judgment and experience. Based on these calculations, this analysis indicated a range of implied equity values for the Common Shares, rounded to the nearest $0.25, of $8.25 to $14.50 per share.”

Item 8.         Additional Information.

Item 8 of this Schedule 14D-9 and the disclosure under the heading “Legal Proceedings” on page 53 is hereby amended and supplemented by inserting the following at the end of this section:

“Care.com has disclosed by amendment to the Schedule 14D-9 certain additional information (the “Supplemental Disclosures”) in response to the complaint and solely for the purpose of mooting the allegations contained therein. Care.com denies the allegations of the complaint, and denies any violations of law. Care.com believes that this Schedule 14D-9 disclosed all material information, and denies that the Supplemental Disclosures are material, or are otherwise required. The Company is disclosing the Supplemental Disclosures solely for the purpose of avoiding the expense and burden of litigation.”

Item 9.         Exhibits.

(e)(13)            Letter Agreement, dated February 3, 2020, by and among Care.com, IAC/InterActiveCorp and Sheila Lirio Marcelo.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 14D-9 is true, complete and correct.

CARE.COM, INC.

By:	/s/ Melanie Goins
Name:	Melanie Goins
Title:	General Counsel and Corporate Secretary

Dated: February 3, 2020